

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 29, 2011

David Neithercut
Chief Executive Officer
Equity Residential
Two North Riverside Plaza
Chicago, IL 60606

> **Re:** **Equity Residential**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **File No. 001-12252**
>
> **ERP Operating Partnership**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **File No. 000-24920**

Dear Mr. Neithercut:

We have reviewed your response letter dated April 5, 2011, and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K

Financial Statements and Notes

Consolidated Statements of Cash Flows, page F-7

1. We have read and considered your response to comment 2. Based upon the information provided we are unable to agree with your current classification of your acquisition expenses within your consolidated Statements of Cash Flows as these amounts directly affect net income. Therefore, in future filings, please reclassify all acquisition-related costs as an operating activity within your Statement of Cash Flow.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Yolanda Crittendon, Accountant at (202) 551-3472 or me at (202) 551-3629 with any questions.

Sincerely,

Kevin Woody
Accounting Branch Chief